NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

September 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg and Lauren Nguyen

Re:	NewGenIvf Group Limited Draft Registration Statement on Form F-1 Submitted August 22, 2025 CIK No. 0001981662

Ladies and Gentlemen:

We submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on September 10, 2025 (the “Comment Letter”) to the above-referenced Draft Registration Statement on Form F-1 submitted to the Commission by the NewGenIvf Group Limited (the “Company”) on August 22, 2025 (the “Draft Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing the revised Draft Registration Statement (“Registration Statement”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s responses included below correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Recent Development

Strategic Investments in Digital Assets, page 24

1.	Staff’s Comment: We note your disclosure that on June 2, 2025, the Company announced plans to invest up to US$30 million in staking the digital asset SOL and to fund such investment using existing credit facilities. We also note your disclosure that as of July 25, 2025, the Company has accumulated total SOL holdings of 6,703.99, valued at approximately US$1.24 million. Please revise your disclosure to address the following:

●	Describe more specifically what you mean by “investing $30 million in staking the digital asset SOL” and provide an estimated timeline for your Solana strategy plan.

●	Discuss the material aspects of your Solana strategy plan and how you intend to generate profit through this strategy, including an estimate of the cost of each step and the challenges you may face, including the payment of any debt obligations.

●	Explain the custody arrangements for the SOL that you hold and plan to hold and identify the third-party custodians you use or intend to use to store these assets.

●	Provide separate risk factors addressing material risks related to your Solana strategy.

●	Include a discussion of the SOL ecosystem and a description of the lifecycle of the SOL token, including the past and current supply of SOL, how new SOL is created, any burn mechanism, the bonding and unbonding period, and any inflationary or deflationary mechanism.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on pages 26-28.

Risk Factors

Risks Related to Government Regulation

Advertising or offering of gender selection services in certain jurisdictions in which NewGenIvf operates…page 51

2.	Staff’s Comment: We note your risk factor disclosure regarding certain risks to your business if you, your representatives, or your sub-contractors inadvertently violate, or are alleged to violate, laws prohibiting gender selection for non-medical purposes such as the Hong Kong Human Reproductive Technology Ordinance. We also note your statement that you derive "a substantial portion of [your] revenue from Chinese clients and as such, [your] maintenance of PRC-sourced revenues and access to new and existing clients from the PRC are also subject to the economic conditions of China." Recent media stories have reported on the arrests of various individuals in Hong Kong for alleged violations of the Human Reproductive Technology Ordinance based on alleged advertisement, promotion and solicitation of gender selection services to customers in Hong Kong. Please expand on your disclosure to explain the extent you have been, or expect to be, materially impacted by any such increased enforcement of the Hong Kong Human Reproductive Technology Ordinance. Your disclosure should address whether there has been any material impact on your ability to generate revenue from Chinese clients. Please also clarify whether the Company's PRC-sourced revenues are derived from clients in mainland China and/or Hong Kong

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on page 51.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Steve Lin of Han Kun Law at +852 2820 5600 or by email at steve.lin@hankunlaw.com.

[Signature Page Follows]

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

cc:	Steve Lin Han Kun Law Offices LLP